

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 27, 2009

<u>**Via U.S. Mail and Fax 44 207 496 4242**</u>

Dr. Byron E. Grote
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

      Re: BP p.l.c.
           Form 20-F for the Fiscal Year Ended 2008
           Filed March 4, 2009
           File No. 001-06262

Dear Dr. Grote:

      We have completed our review of your Form 20-F and have no further comments at this time.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director